UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-13884
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE CAMERON INTERNATIONAL CORPORATION
BUFFALO, NEW YORK PLANT

B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements

Individual Account Retirement Plan for Bargaining Unit Employees at the
    Cameron International Corporation Buffalo, New York Plant
As of December 31, 2012 and 2011 and for the year ended December 31, 2012

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant

Financial Statements

As of December 31, 2012 and 2011 and for the year ended December 31, 2012

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Cameron Benefits Committee
Individual Account Retirement Plan for Bargaining Unit Employees at the
Cameron International Corporation Buffalo, New York Plant:

We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2011, were audited by other auditors whose report dated June 27, 2012, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2012 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Doeren Mayhew

Houston, Texas
June 27, 2013

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Cameron Benefits Committee
Individual Account Retirement Plan for Bargaining Unit Employees at the
Cameron International Corporation Buffalo, New York, Plant:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York, Plant (the Plan) at December 31, 2011 in conformity with generally accepted accounting principles in the United States of America.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ MFR, P.C.

June 27, 2012

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

Assets
Notes receivable from Plan Participants	$236,554	$–
Plan interest in the Cameron International Corporation Master Trust	33,443,051	28,399,019
Net assets reflecting all investments at fair value	33,679,605	28,399,019

Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	(330,440)	(284,290)

Net assets available for benefits	$33,349,165	$28,114,729

The accompanying notes are an integral part of these statements.

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Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012
Additions:
Employer contributions	$1,173,325
Employee contributions	1,326,684
Rollover contributions	27,125
Interest on notes receivable from Plan Participants	2,022
Net investment gain from the Cameron International Corporation Master Trust	3,421,924
Total additions	5,951,080

Deductions:
Administrative fees	84,347
Benefits paid to participants	632,297
Total deductions	716,644

Net increase in net assets available for benefits	5,234,436

Net assets available for benefits at:
Beginning of year	28,114,729
End of year	$33,349,165

The accompanying notes are an integral part of these statements.

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Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant

Notes to Financial Statements

1. Description of the Plan

The Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant (the “Plan”) is a profit-sharing plan which provides payments to eligible employees of Cameron International Corporation and certain subsidiaries (the “Company”) at termination, retirement, death or disability. All union employees of the Company belonging to Local Lodge No. 330, District 65 of the International Association of Machinists and Aerospace Workers, are eligible for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective October 1, 2012, Plan participants were allowed to borrow monies against their account balances in accordance with the amended Plan provisions.

The Company contributes to each participant’s account monthly based on hours actively worked and specific contribution rates as defined in the Plan document. Contributions are also made for each hour incurred for overtime, vacations or holidays, but excludes sick time for which the employee may be paid. Company contributions are allocated among the investment fund options that have been selected by each employee.  All active participants in the Plan are 100% vested in the employer contributions upon completion of four years of service (four-year cliff vesting).

Amounts which are forfeited due to a participant’s termination of employment prior to vesting in employer contributions made on the participant’s behalf are used to reduce the required Company contribution in subsequent periods.  Upon termination of the Plan, all remaining forfeitures are to be allocated to the participant accounts.

The Plan allows for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment fund options offered by the Plan. Allocations among the investment accounts may be changed at the participant’s discretion on a daily basis.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As required under generally accepted accounting principles, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

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Employer profit-sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Benefit payments to participants are recorded upon distribution.

Notes receivable from Plan participants consist of monies borrowed by participants from their account balances in the Master Trust funds.  Repayments of principal and interest are allocated to the participants’ account balances in the Master Trust funds based on the participants’ current investment elections.  Notes receivable from Plan participants are reported at their current outstanding principal balance, which approximates fair value.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Investments

The Plan’s investments are held in the Cameron International Corporation Master Trust (“Master Trust”). T. Rowe Price Trust Company serves as trustee of the Master Trust.  The Plan participates in only certain investment accounts of the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the specific interests that it has in each of the underlying participant-directed investment accounts.

The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2012 and 2011.

	Beneficial Interest at December 31,
	2012	2011

Cameron International Stock Fund	1.23%	1.43%
Fidelity Growth Company Fund	100.00	100.00
PRIMCO Stable Value Fund	4.23	3.90
American Century Instl-Adj. Bond Fund	2.60	3.10
American Funds AMCAP R6	2.96	2.86
American Funds Capital World Bond Fund R6	2.34	2.89
American Funds EuroPacific Growth Fund R6	3.85	3.76
American Funds Washington Mutual Fund R6	3.22	3.31
DFA Emerging Markets Portfolio	1.67	1.96
Vanguard LifeStrategy Conservative Growth Fund	2.39	1.31
Vanguard LifeStrategy Growth Fund	3.20	3.02
Vanguard LifeStrategy Income Fund	0.97	1.06
Vanguard LifeStrategy Moderate Growth Fund	1.54	1.34
Vanguard Small-Cap Growth Index Fund Investor Shares	3.52	3.62
Vanguard Small-Cap Value Index Fund Investor Shares	3.43	3.29
Vanguard Total Bond Market Index Fund Investor Shares	3.15	3.08
Vanguard Total Inst’l Stock Index Fund Investor Shares	3.17	1.36
Vanguard Total Stock Market Index Fund Investor Shares	1.96	1.89

Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

Financial Accounting Standards Board Accounting Standards Codification Topic No. 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  Level 2 measurements include observable inputs other than quoted prices in active markets for identical assets and liabilities.

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Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual and money market funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts are valued at the unit of participation value of shares held by the Plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although management of the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan's policy is to disclose transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1 and 2 as of December 31, 2012.

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2012:

	Investments at Fair Value at December 31, 2012
	Level 1	Level 2	Total
Master Trust Investments:
Mutual funds:
U.S. equity funds	$338,951,813	–	$338,951,813
Non-U.S. equity funds	67,376,908	–	67,376,908
U.S. bond funds	126,657,512	–	126,657,512
Non-U.S. bond fund	4,981,652	–	4,981,652
Blended equity and bond funds	166,504,907	–	166,504,907
Common stocks	244,401,907	–	244,401,907
Collective trusts:
Money market fund	26,452,878	–	26,452,878
Bond funds	–	147,644,558	147,644,558
Total Master Trust investments at fair value:	$975,327,577	147,644,558	$1,122,972,135

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2011:

	Investments at Fair Value at December 31, 2011
	Level 1	Level 2	Total
Master Trust Investments:
Mutual funds:
U.S. equity funds	$306,841,038	–	$306,841,038
Non-U.S. equity funds	58,856,404	–	58,856,404
U.S. bond funds	123,964,874	–	123,964,874
Non-U.S. bond fund	3,628,179	–	3,628,179
Blended equity and bond funds	85,155,535	–	85,155,535
Common stocks	230,778,724	–	230,778,724
Collective trusts:
Money market fund	18,117,205	–	18,117,205
Bond funds	–	138,742,747	138,742,747
Total Master Trust investments at fair value:	$827,341,959	138,742,747	$966,084,706

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The PRIMCO Stable Value Fund (“Stable Value Fund”) is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). These contracts have varying yields and maturity dates and are fully benefit responsive. These contracts are stated at contract value which represents cost plus accrued income. The fair value of the GICs has been estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

Risks and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

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Investment income (loss) and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

Year ended December 31, 2012	Net Appreciation/ Depreciation	Interest and Dividends	Total

Cameron International Stock Fund	$35,798,776	–	$35,798,776
Fidelity Growth Company Fund	315,953	70,556	386,509
Managed Income Portfolio	–	16,004	16,004
PRIMCO Stable Value Fund	3,590,471	–	3,590,471
American Funds EuroPacific Growth Fund R6	8,519,805	1,131,720	9,651,525
American Century Inst’l Infl-Adj Bond Fund	210,439	344,357	554,796
American Funds AMCAP R6	10,645,577	565,671	11,211,248
American Funds Capital World Bond R6	103,961	168,307	272,268
American Funds Washington Mutual Fund R6	9,778,306	2,835,586	12,613,892
DFA Emerging Markets Portfolio	787,050	175,208	962,258
Vanguard LifeStrategy Conservative Growth Fund	942,226	1,572,891	2,515,117
Vanguard LifeStrategy Moderate Growth Fund	2,422,747	2,385,513	4,808,260
Vanguard LifeStrategy Income Fund	(154,453)	949,094	794,641
Vanguard Small-Cap Growth Index Inst’l Fund Investor Shares	7,290,522	527,239	7,817,761
Vanguard LifeStrategy Growth Fund	2,823,771	1,365,773	4,189,544
Vanguard Small-Cap Value Index Inst’l Fund Investor Shares	8,721,102	1,614,932	10,336,034
Vanguard Total Bond Market Index Fund Investor Shares	948,352	3,828,226	4,776,578
Vanguard Total Int’l Stock Index Fund Investor Shares	441,010	101,546	542,556
Vanguard Total Stock Market Index Fund Investor Shares	4,518,864	802,367	5,321,231
	$97,704,479	18,454,990	$116,159,469

Administrative expenses paid by the Master Trust for the year ended December 31, 2012 totaled $1,417,944, of which $84,347 has been allocated to the Plan.

Stable Value Fund

Objectives of the Stable Value Fund

The Stable Value Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

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Nature of Investment Contracts

To accomplish the objectives outlined above, the Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund.

With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for Plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•	The level of market interest rates

•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. Over time, the interest crediting rate amortizes the Stable Value Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Stable Value Fund’s Statement of Net Assets as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Stable Value Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

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Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

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Investments in the PRIMCO Stable Value Fund at December 31, 2012 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Aviva Life	Wrapper	A-/Baa2		–	$(675,262)
	IGT Avia 1-5 Year Government Fund		$12,056,956
	IGT Avia Core Fixed Income Fund		3,042,397

ING	Wrapper	A-/A3		–	(582,024)
	IGT ING Short Duration		13,084,299

ING	Wrapper	A-/A3		–	(618,303)
	IGT Invesco Multi-Manager Core Fixed Income Fund		11,339,155

ING	Wrapper			–	(569,478)
	IGT Invesco Short-term Bond Fund		13,099,042

Met Life	Wrapper	AA-/Aa3		–	(669,751)
	Met SA 628 Int G/C PIMCO		3,131,675
	Met SA 655 Blackrock Int GC		12,513,760

Monumental	Wrapper	AA-/A1		15,039	(1,147,327)
	IGT BlackRock Core Fixed Income Fund		2,136,770
	IGT Goldman Sachs Core		2,150,728
	IGT Invesco Core Fixed Income Fund		2,144,054
	IGT Invesco Short-term Bond Fund		12,885,744
	IGT PIMCO Core Fixed Income Fund		2,151,978

Pacific Life Insurance	Wrapper	A+/A1		–	(749,630)
	IGT Invesco Short-term Bond Fund		20,587,323

Prudential Insurance	Wrapper	AA-/A2		–	(2,792,479)
	IGT Jennison Intermediate Gov/Credit Fund		13,062,970
	IGT Invesco Intermediate Gov/Credit Fund		13,032,135
	IGT PIMCO Intermediate Gov/Credit Fund		11,210,533

Short-term investments:
Fidelity Management	Fidelity Money Market	N/A	26,452,878		–
			$174,082,397	15,039	$(7,804,254)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2012 was .810% and 2.009%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2012 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

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Investments in the PRIMCO Stable Value Fund at December 31, 2011 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Bank of America	Wrapper	A/A2		22,028	$(1,469,000)
	IGT Blackrock Core Fixed Income Fund		$477,418
	IGT Goldman Sachs Core		474,620
	IGT Invesco Core Fixed Income Fund		475,338
	IGT Invesco Short-term Bond Fund		17,021,169
	IGT PIMCO Core Fixed Income Fund		472,915

ING	Wrapper	A-/A3		–	(1,239,995)
	IGT Invesco Short-term Bond Fund		33,183,374

JP Morgan Chase	Wrapper	A+/Aa1		114,219	(1,031,353)
	IGT Invesco Multi-Manager Core Fixed Income		14,800,997

Met Life	Wrapper	AA-/Aa3		–	(426,847)
	Met SA 628 Int G/C PIMCO		3,076,300
	Met SA 655 Blackrock Int GC		12,304,870

Monumental	Wrapper	AA-/A1		2,116	(79,814)
	IGT BlackRock core Fixed Income Fund		232,804
	IGT Goldman Sachs Core		231,534
	IGT Invesco Core Fixed Income Fund		232,188
	IGT Invesco Short-term Bond Fund		1,395,150
	IGT PIMCO Core Fixed Income Fund		230,658

Pacific Life Insurance	Wrapper	A+/A1		–	(939,220)
	IGT Invesco Short-term Bond Fund		24,078,264

Prudential Insurance	Wrapper	AA-/A2		–	(2,097,141)
	IGT Jennison Intermediate Gov/Credit Fund		29,916,785

Short-term investments:
Fidelity Management	Fidelity Money Market	N/A	18,117,205	–	–
			$156,721,589	138,363	$(7,283,370)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2011 was 1.348% and 2.792%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2011 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

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4. Income Tax Status

The Plan has been designed to meet the requirements of the Internal Revenue Code (“IRC”) under Section 401(a) and, therefore, the related trust is exempt from taxation. A favorable determination letter was received from the Internal Revenue Service on March 11, 2010. Since receiving the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified, the related trust remains tax exempt, and the Plan is no longer subject to income tax examinations for years prior to 2008.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the respective Forms 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$33,349,165	$28,114,729
Adjustment from contract value to fair value	330,440	284,290
Net assets available for benefits per Form 5500	$33,679,605	$28,399,019

The following is a reconciliation of the net investment income from the Cameron International Corporation Master Trust per the financial statements for the year ended December 31, 2012 to Form 5500:

Net investment gain from the Cameron International Corporation Master Trust per the financial statements	$3,421,924
Adjustment from contract value to fair value at December 31, 2011	(284,290)
Adjustment from contract value to fair value at December 31, 2012	330,440
Net investment gain from the Cameron International Corporation Master Trust per Form 5500	$3,468,074

6. Subsequent Events

The Plan’s sponsor has evaluated subsequent events through June 27, 2013 which is the date these financial statements were filed with the U.S. Securities and Exchange Commission.

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Supplemental Schedule

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 76-0451843 PN: 005

December 31, 2012

Identity of Issuer	Description of Investment	Current Value

*Cameron International Corporation Master Trust	Master Trust	$33,443,051

*Notes receivable from participants	Interest rate of 5.25% with varying maturity dates	236,554
		$33,679,605

*Party-in-interest

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Cameron Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE CAMERON INTERNATIONAL CORPORATION
BUFFALO, NEW YORK PLANT

/s/ Roslyn R. Larkey
By:  Roslyn R. Larkey
Member of the Cameron Benefits
Committee

Date: June 27, 2013

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EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Doeren Mayhew to the incorporation by reference into the Registration Statement (File No. 333-57991) on Form S-8 of Cameron International Corporation of its report, dated June 27, 2013, with respect to the audited financial statements of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant as of December 31, 2012.

23.2	Consent of MFR, P.C. to the incorporation by reference into the Registration Statement (File No. 333-57991) on Form S-8 of Cameron International Corporation of its report, dated June 27, 2012, with respect to the audited financial statement of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation Buffalo, New York Plant as of December 31, 2011.